Exhibit 99.1

YM BIOSCIENCES PARTNERS WITH TTY BIOPHARM TO DEVELOP TESMILIFENE IN TAIWAN

- YM and TTY will Initially Study Tesmilifene in Patients with Hepatic Cancer -

MISSISSAUGA, Canada - December 21, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that it has partnered with TTY Biopharm Ltd. of Taipei, Taiwan to expand the development program for its lead drug, tesmilifene, into hepatic cancer.

"This agreement continues and affirms our strategy to expand tesmilifene's market potential geographically and seeks to demonstrate its benefit in additional cancer indications beyond metastatic breast, hormone-refractory prostate and gastric cancer,” said David Allan, Chairman and CEO of YM BioSciences. "Unfortunately, the incidence rate of hepatic cancer in the Taiwanese population is high. A clinical study evaluating tesmilifene in this patient population may prove very useful in Taiwan and potentially other Asian populations. "

YM and TTY will form a Joint Development Team to design a clinical trial in this initial indication and to oversee the development of tesmilifene in additional indications. TTY will fully fund development costs and provide an undisclosed amount of up-front, milestone and royalty payments. In addition, TTY has agreed to conduct a bridging study in the local population in 2007 to support approval in Taiwan for the treatment of metastatic breast cancer, should the current pivotal study being conducted by YM be successful in this indication.

About Hepatic Cancer

More than half a million new cases of primary liver cancer (hepatocellular carcinoma or HCC) are diagnosed worldwide each year, making it the fifth most common cancer and the third major cause of mortality due to cancer worldwide. The most common cause of HCC is progression of liver cirrhosis brought about by chronic infections such as HBV, HCV and other variant hepatitis infections. HCC is one of the most frequently occurring malignancies in Asia and was the leading cause of cancer related deaths in Taiwan in 2002. Due to late disease diagnosis only 10% to 20% of patients are eligible for surgery. This results in poor survival statistics; inoperable HCC can prove fatal within three to six months.

About TTY Biopharm

TTY BioPharm, established in 1960, is one of the leading pharmaceutical companies in Taiwan and is listed on the Taiwan Stock Exchange (symbol: 4105). Its headquarters are in Taipei, Taiwan and the company has offices in Beijing China. TTY established an oncology business unit in 2000 and since then has mainly focused in this area. TTY positions itself as anti-cancer house with comprehensive product portfolio with specialized development expertise in Asian-Pacific regions.

About YM BioSciences

YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide. The Company has three late-stage products: tesmilifene, a novel small molecule that selectively targets multiple-drug resistant tumor cells and sensitizes them to chemotherapy, currently under investigation for metastatic breast cancer and gastric cancer; nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer, and is in clinical trials in numerous tumor types including glioma (pediatric and adult), pancreatic cancer, prostate cancer, non-small cell lung cancer, esophageal cancer, cervical cancer and breast cancer; and AeroLEF™, a unique, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB's recommendations to continue the pivotal trial for tesmilifene based on two early analyses implies that the trial continues to have the prospect of meeting its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Investor Relations U.S.	Investor Relations Canada
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
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Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

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